Exhibit 1
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FOR IMMEDIATE RELEASE                                              14 April 2008


                              WPP GROUP PLC ("WPP")

                    WPP takes stake in Realtime Worlds, Inc.


WPP announces that it has acquired a minority stake in Realtime Worlds, Inc. a leading independent video game developer.

Realtime Worlds has offices in Boulder, Colorado in the United States and in Dundee, Scotland and employs more than 200 people. Realtime Worlds secured US$50 million in Series B funding, with WPP investing US$8.1 million. WPP joins existing investors Maverick Capital and New Enterprise Associates.

WPP's investment in Realtime Worlds builds on the interest in new online advertising formats and content and follows the successful investment in WildTangent, a leading provider of online games.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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